Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Open Box Buy Corporation
2896 Carmelo Drive
Henderson, NV 89052
www.openboxbuyonline.com

Up to $107,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Open Box Buy Corporation
Address: 2896 Carmelo Drive, Henderson, NV 89052
State of Incorporation: NV
Date Incorporated: August 21, 2018

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $107,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.
 Note converts to Common Stock when the company raises $3,000,000.00 in a qualified equity financing.
 Maturity Date: December 31, 2020
 Valuation Cap: $15,000,000.00
 Discount Rate: 20.0%
 Annual Interest Rate: 10.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Common Stock

Voting Rights:
 Each Stockholder shall have one vote for every share of stock having voting rights registered in his name on the record date for the meeting. The Company shall not have the right to vote treasury stock of the Company, nor shall another corporation have the right to vote its stock of the Company if the Company holds, directly or indirectly, a majority of the shares entitled to vote in the election of directors of such other corporation. Persons holding stock of the Company in a fiduciary capacity shall have the right to vote such stock. Persons who have pledged their stock of the Company shall have the right to vote such stock unless in the transfer on the books of the Company the pledgor expressly empowered the pledgee to vote such stock. In that event, only the pledgee, or his proxy, may represent such stock and vote thereon. A plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all elections and, except when the law or Articles of Incorporation require otherwise, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all other matters. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or classes present in person or

represented by proxy at the meeting shall be the act of such class. The Stockholders may vote by voice vote on all matters. Upon demand by a Stockholder entitled to vote, or his proxy, the Stockholders shall vote by ballot. In that event, each ballot shall state the name of the Stockholder or proxy voting, the number of shares voted and such other information as the Company may require under the procedure established for the meeting.

Material Rights:

Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

<u>Perks</u>

Invest from Day 2-7 and get a 20% Bonus of shares on conversion

Invest from Day 8-14 and get a 15% Bonus of shares on conversion

Invest from Day 15-21 and get a 10% Bonus of shares on conversion

Invest from Day 22-28 and get a 5% Bonus of shares on conversion

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

<u>The 10% Bonus for StartEngine Shareholders</u>

Open Box Buy Corporation will offer 10% additional bonus interest for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+

campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Open Box Buy Corporation (OBB) is a company focused on developing a number of deep discount retail stores dedicated to selling brand name open box and refurbished electronics, TVs, Computer/Laptops, large appliances, small kitchen appliances, toys, mattresses, as well as indoor and outdoor furniture. The founder of OBB has a history of performance and was able to show great results with its short period of operation. We wish to focus on showrooms that are between 30,000 and 50,000 square feet that are located within power retail centers near national retailers with high traffic and clear visibility.

Competitors and Industry

Top 3 competitors for OBB are Ollie's Bargain Outlet (NASDAQ: OLLI), TJ Maxx (NYSE: TJX), and ROSS Stores (NASDAQ: ROST). All of the mentioned companies have expanded heavily within the past few years; revenues of over $50B in 2017 and have a collective market cap of over $77B as of October 31, 2018 according to each company's public annual reports and historic stock trading values. All of these companies are considered to be opportunistic buyers of name brand products who offer them to their customers at deeply discounted prices. We believe the main difference is that TJ Maxx and Ross are focused mainly on clothing and accessories with a small amount of home decor while Ollie's Bargain Outlet stores focuses on opportunistic buyouts in product categories from fertilizer and other consumables, to books, home decor and even flooring. As far as we know, OBB will be the only deep discount retailer focused mainly on larger ticket items such as refurbished HDTV's, large appliances, closeout furniture, as well as some of the smaller consumer electronics and home items.

Current Stage and Roadmap

The brand name and DBA of Open Box Buy started as simply a home based business to personally sell closeout items on eBay back in April of 2008, under a different company. By May of 2010 Open Box Buy Inc. (a different entity) was formed to operate as the DBA Open Box Buy and it opened a 5,000 sq ft warehouse location with the main goal to simply expand upon the success of the online business with 95% of sales to be on eBay and Amazon. In December of 2012 Open Box Buy Inc. was abandoned in order to open the first 35,000 square foot retail store in the Open Box Buy DBA under the partnership of Big Deer Holdings LLC. Big Deer Holdings LLC operated this location until November 2014 when it moved operations into a new 31,000 square foot location on the other side of the Las Vegas Valley. Big Deer Holdings LLC only moved out of the first location because the landlord of the previous location was foreclosed upon and the bank forced the company as well as Office Max out in order to place Hobby Lobby as a national credit tenant into the space. Big Deer Holdings LLC operated the store in this location until October 2016 when the store was closed and the partnership was eventually abandoned. Currently there is not an operating Open Box Buy store location and we have established a brand new company under the name of the Open Box Buy Corporation in August of 2018. Open Box Buy Corporation expects to open its' first large Open Box Buy retail location within the next 6 months with plans to expand to 6 stores regionally within 3 years and eventually to hundreds of stores nationwide. Open Box Buy Corporation has already identified several new locations which are advantageous for the business model of the concept of Open Box Buy and the Company has been in negotiations for the acquisition of a new lease with the goal to open this first store by the second quarter of 2019.

The Team

Officers and Directors

Name: Richard Marino

Richard Marino's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CEO and Director
  Dates of Service: August 21, 2018 - Present
  Responsibilities: Responsible for managing all activities for the company and concept. Including Sales, accounting, fundraising, real estate acquisitions, lease negotiations, buying products, managing the store, managing the product refurbishment center, managing vendors and relationships, accounts payable, investments, loans, handling lenders investors needs

Other business experience in the past three years:

- **Employer:** Big Deer Holdings LLC DBA: Open Box Buy
  Title: President/CEO/Managing Member
  Dates of Service: November 01, 2012 - August 03, 2017
  Responsibilities: Responsible for managing all activities for the company and concept. Including Sales, accounting, fundraising, real estate acquisitions, lease negotiations, buying products, managing the store, managing the product refurbishment center, managing vendors and relationships, accounts payable, investments, loans, handling lenders investors needs

Other business experience in the past three years:

- **Employer:** Open Box Buy LLC DBA: Open Box Buy
  Title: President/CEO/Managing Member
  Dates of Service: August 04, 2017 - August 20, 2018
  Responsibilities: Responsible for managing all activities for the company and concept. Including Sales, accounting, fundraising, real estate acquisitions, lease negotiations, buying products, managing the store, managing the product refurbishment center, managing vendors and relationships, accounts payable, investments, loans, handling lenders investors needs

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the convertible notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any convertible notes purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering convertible notes in the amount of up to $107,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Convertible Notes.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Convertible Notes or Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. If the Company chooses to issue Preferred Stock at any time in the future, the outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock received from conversion of the Notes being offered in this offering. This liquidation preference is paid if the amount a holder of Preferred Stock would receive under the liquidation preference is greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholders of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

Open Box Buy Corporation was formed on August 21st, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Open Box Buy Corporation has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Open Box Buy Corporation is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our noteholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our noteholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Richard Marino	450,000	Common Stock	90.0

The Company's Securities

The Company has authorized Common Stock, and Convertible Promissory Notes.

Common Stock

The amount of security authorized is 50,000,000 with a total of 500,000 outstanding.

Voting Rights

Each Stockholder shall have one vote for every share of stock having voting rights registered in his name on the record date for the meeting. The Company shall not have the right to vote treasury stock of the Company, nor shall another corporation have the right to vote its stock of the Company if the Company holds, directly or indirectly, a majority of the shares entitled to vote in the election of directors of such other corporation. Persons holding stock of the Company in a fiduciary capacity shall have the right to vote such stock. Persons who have pledged their stock of the Company shall have the right to vote such stock unless in the transfer on the books of the Company the pledgor expressly empowered the pledgee to vote such stock. In that event, only the pledgee, or his proxy, may represent such stock and vote thereon. A plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all elections and, except when the law or Articles of Incorporation require otherwise, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote shall determine all other matters. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter and the affirmative vote of the majority of shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class. The Stockholders may vote by voice vote on all matters. Upon demand by a Stockholder entitled to vote, or his proxy, the Stockholders shall vote by ballot. In that event, each ballot shall state the name of the Stockholder or proxy voting, the number of shares voted and such other information as the Company may require under the procedure established for the meeting.

Material Rights

Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Rights and Preferences The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by any additional classes of stock that we may designate in the future.

Convertible Promissory Notes

The security will convert into Common stock and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $0.00
Maturity Date: December 31, 2020
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: 3,000,000

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells its stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding stock of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the

Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of common stocks into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of common stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the members of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity.

Unless the Note has been previously converted in accordance with the terms of the Note prior to the Maturity Date, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a holder of convertible notes, you will have no voting rights. Even upon conversion of the notes into Common Stock, you will be a minority holder. As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Debt

Final amount sold: $35,000.00
Use of proceeds: Working Capital
Date: August 31, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $500.00
  Number of Securities Sold: 500,000
  Use of proceeds: These were my first shares I issued myself, Rich Marino, at company startup for $500 worth of assets which I had contributed to the company. This was done at the par value of $0.001 per share.
  Date: August 21, 2018
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:
The company, in the current stage, can operate for at least a year or more by raising the funding goal of $107,000. At this time, the biggest expense is the rental costs of approximately $1,500 per month for warehousing all of the stores assets. Some contract labor costs, legal, and accounting fees are related to further money raises, however they are only accrued once we have identified and have some level of commitment to fund the company either in equity, debt, or a combination of the two. In order to open the first new store location, further monies will need to be and are expected to be raised in additional offerings which the company is already now pursuing with high net-worth, private money sources as well as more institutional type of resources. It typically takes about $1 Million up to $1.5 Million to open a store however the first store won't require as much capital because the Company already owns all of the assets needed to build out and fully operate a 35,000 square foot store now. These assets already owned by the Company include shelving, displays, signage, warehouse shelving, equipment, computers, point of sale system, inventory control

system, office furniture, labeling equipment, printers, cash registers, shopping carts, and everything else to open a turn-key store. This saves the company up to $500,000 of startup costs for the first store. The crowdfunding raise will give us the seed money necessary to acquire a newly leased retail space, move in to the space, set up the store, and for the hiring and training of staff to operate the store as well as the legal and accounting costs attributable to the next rounds of funding coming into the Company from resources outside of the Crowdfunding campaign. However if for some reason the Company can not raise enough additional funds from an outside source in addition to the crowdfunding raise, the Company can initially choose to not open a retail store location instead focusing all efforts on the sales of products strictly online through eBay, Amazon, Craigslist, and other internet marketplaces. In this worst-case scenario, the Company would then redirect the majority of the funds from the crowdfunding towards inventory purchases as the overhead for operating the online sales model is minimal with only warehouse rent, utilities, and a couple of support staff to help run a successful online operation.

Foreseeable major expenses based on projections:
The first major expenses come in the form of paying off the short term debt principal. The next biggest expenses will come in the form of the lease deposits, legal, and other costs associated with the lease and acquisition of the new store location. Tenant improvements are expected to be included in the lease terms and covered mostly by the new landlord, however the company will incur moving and store setup costs as well as hiring and employee training costs before we open the location for generating sales revenues. We will mitigate some of these costs by generating sales online through eBay and Amazon during the time we are setting up the new brick and mortar retail location.

Future operational challenges:
The first challenge that is facing the company in the most immediate future stems from the lease, build out, and set up of the new store location. Initially it is time consuming to negotiate out the lease terms for an anchor tenancy property. Once the lease terms have been agreed upon and executed, the tenant improvements begin and absorb more time especially due to the size of the space. At this point, the property is ready for move in costing additional time and money now with labor for setting up the retail showroom as well as ordering, receiving, processing, pricing, and merchandising all of the new inventory.

Future challenges related to capital resources:
The only real capital resource challenge facing the company is maintaining enough free capital for purchasing new inventory adequate to keep up with customer demand. Keeping enough product on the shelves in order to satisfy the consumers is very cash demanding because all purchases in the deep discount secondary market must be paid upfront in cash as there are no credit terms offered by suppliers on liquidated products. It is for this very reason that the company is able to acquire products at such a deeply discounted cost.

Future milestones and events:

Every time the company opens a new store location, the capital expenditures are heavily front end loaded by large inventory purchases and labor costs directly related to receiving, processing, pricing, and merchandising the store with this inventory. Once the store is fully stocked, the costs for maintaining the inventory levels go down dramatically to only covering replacing the inventory as it sells. So the net profit for the first year of operations is far lower due to these costs as compared to the subsequent years of operating the same location. So as the company grows to more and more locations, the company keeps rolling profits into expanding into more stores. However, we anticipate that once each store is in its' second year of sales the net income margins increase dramatically going forward as the store will have established its' full inventory levels which we expect to bring the labor costs down significantly. The company expects to grow regionally and eventually nationally. This aggressive growth pattern will require reinvestment of cash resources heavily into expanding the company footprint into each new location with the bulk of the expenditures going into assets such as inventory.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
The company has approximately $2,000 cash on hand and $50,000 worth of inventory to sell.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
The funds from this campaign are critical for the acquisition and setup of the new store location. At the same time as we are now raising money through the crowdfunding resource, we are also pursuing larger capital raises in the form of equity, debt, and possibly a combination of the two from other private investment, venture funds, and other institutional resources. This larger capital raise will help fund the company expansion to multiple locations as well as further develop our brand recognition through larger marketing efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)
The funds from the crowdfunding campaign are looked at by the company as the seed money necessary to open a new store location while the Company is also pursuing larger investment funds of $3 Million up to $5 Million from resources other than the crowdfunding campaign. The company currently has all of the assets necessary to open the store such as shelving, displays, point of sale, computers, equipment, signage, tools, office furniture, and some inventory. These initial funds from the campaign will cover lease deposits of approximately $20,000, moving costs of $5,000, store setup labor $20,000, and any remaining funds will go to additional inventory.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?
If the company only raises the minimum of $10,000, it can operate effectively for up to 5 months as the only expense will be the rent of the warehousing of the current company assets.

How long will you be able to operate the company if you raise your maximum funding goal?
If the company successfully raises the maximum goal of $107,000, it can operate for up to a year if the company only keeps the warehousing of the assets and operates sales strictly online. If the company is to lease and open a new big-box store, the company can operate for up to 6 months which is enough time to have the new location operating and generating sales revenues both from store sales and online sales.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)
The company is currently pursuing and speaking to several different resources of growth capital for the expansion of the business. We expect to secure additional funds from multiple sources of private money and possibly a blend of more institutional type of funds.

Indebtedness

- **Creditor:** Royal Union
  Amount Owed: $35,000.00
  Interest Rate: 10.0%
  Maturity Date: February 28, 2019

- **Creditor:** Rich Marino
  Amount Owed: $18,956.13
  Interest Rate: 6.0%
  Maturity Date: December 31, 2020

Related Party Transactions

- **Name of Entity:** Rich Marino
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The note bears interest of 6%, accrued annually in arrears, with the balance due at maturity on December 31, 2020..
  Material Terms: The proceeds have been used for working capital related expenses

Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: At the time of maturity of the convertible note, we plan to have 4 stores operating. For this valuation cap, we have reduced the number of stores to 2 operating with an average gross revenue of $5 Million annually per store. With an EBITDA of approximately 15% per store, the net profit of the company is expected to be around $1.5 Million annually for only 2 stores operating. Using simple retail store valuation methods of ten times net profits, gives us a valuation of $15 Million.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  94.0%
  Funds will be used to cover warehouse rents for all the current company assets as well as some legal, accounting, and marketing costs for the next round of fundraising into the company.

If we raise the over allotment amount of $107,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Working Capital*
  49.0%
  The money being raised is to secure the lease of a new 30,000 to 40,000 square foot retail space to open a new store with the proceeds going towards deposits for the location, first month's rent, moving costs to get the store assets out of storage, store set up costs, hiring, training, and opening labor costs attributed to moving and opening the store for sales generation.

- *Marketing*
  10.0%
  These funds will be used to cover online marketing costs for the next round of equity fundraising for the company.

- *Short Term Debt Payoff*
  35.0%
  These funds will be used to pay off a small, short-term loan which has a high

interest rate. The funds from this loan were used for working capital and costs associated specifically to launch this crowdfunding capital raise.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.openboxbuyonline.com (www.openboxbuyonline.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/openboxbuy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Open Box Buy Corporation

[See attached]

I, Richard Marino, the Founder and CEO of the Open Box Buy Corporation, hereby certify that the financial statements of the Open Box Buy Corporation and notes thereto for the period of inception date of August 21, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information to be reported on our federal income tax returns.

Open Box Buy Corporation has filed an extension to submit tax returns for the year 2018.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 15, 2019.

_____ (Signature)

___Founder and CEO_____ (Title)

___April 15, 2019_____ (Date)

Open Box Buy Corporation

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
December 31, 2018

Open Box Buy Corporation
Index to Financial Statement
(unaudited)

	Pages
Balance Sheet as of December 31, 2018	4
Statements of Operations Since Inception (August 21, 2018) to December 31, 2018	5
Statements of Stockholders' Equity Since Inception (August 21, 2018) to December 31, 2018	6
Statements of Cash Flows Since Inception (August 21, 2018) to December 31, 2018	7
Notes to the Financial Statements	8

Open Box Buy Corporation
BALANCE SHEET
As Of December 31, 2018
(unaudited)

Assets
Current Assets:

Cash	$2,406.58
Inventory	$50,000.00
Total Current Assets	$52,406.58

Non-Current Assets

Furniture, Fixtures, and Equipment	$413,500.00
Total Non-Current Assets	$413,500.00
Total Assets	$465,906.58

Liabilities and Equity

Current Liabilities

Short-term borrowings	$48,396.00
Total Current Liabilities	$48,396.00
Total Liabilities	$48,396.00

Stockholders' Equity

Class A Common Stock, par value $0.001 50,000,000 shares authorized, 500,000 issued and outstanding	$500.00
Additional Paid In Capital	$463,000.00
Retained Earnings	-$45,989.42
Total Stockholders' Equity	$417,510.58
Total Liabilities and Stockholders' Equity	$465,906.58

Open Box Buy Corporation
Statement of Operations
As Of Inception (August 21, 2018) to December 31, 2018
(unaudited)

	12/31/18
Revenue	$ -
Cost of Sales	-
Gross Profit	
Operating Expenses-	
General and Administrative	$45,989.42
Total Operating Expenses	
Net Income	-$45,989.42

Open Box Buy Corporation
Statement of Stockholders Equity
As Of Inception (August 21, 2018) to December 31, 2018
(unaudited)

	Common	Stock	Paid In Capital in Excess of Par	Accumulated Earnings	Total Stockholders Equity
	Shares	Amount			
Inception (August 21, 2018)	-	-	-	-	-
Issuance of Founders Shares at Par Value $0.001	500,000	$500.00	$463,000.00	-	$463,500.00
Distribution	-	-	-	-	-
Net Income (Loss)	-	-	-	-$45,989.42	-$45,989.42
Balance at December 31, 2018	-	-	-	-	$417,510.58

Open Box Buy Corporation
Statement of Cash Flows
As Of Inception (August 21, 2018) to December 31, 2018
(unaudited)

	Aug 21 - Dec 31, '18
OPERATING ACTIVITIES	
Net Income	-45,989.42
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Inventory	-50,000.00
Marino Loan	13,396.00
Royal Union Loan	35,000.00
Net cash provided by Operating Activities	-47,593.42
INVESTING ACTIVITIES	
Furniture, Fixtures, and Equipment	-413,500.00
Net cash provided by Investing Activities	-413,500.00
FINANCING ACTIVITIES	
Rich Marino Equity	463,500.00
Net cash provided by Financing Activities	463,500.00
Net cash increase for period	2,406.58
Cash at end of period	2,406.58

NOTE 1 – NATURE OF OPERATIONS

Open Box Buy Corporation was formed on August 21, 2018 ("Inception") in the State of Nevada. The balance sheet of Open Box Buy Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Henderson, Nevada.

Open Box Buy Corporation (OBB) is a company focused on developing a number of deep discount retail stores dedicated to selling brand name open box and refurbished electronics, TVs, Computer/Laptops, small kitchen appliances, toys, mattresses, as well as indoor and outdoor furniture. The company doesn't plan to focus on retail clothing at the stores. We focus on showrooms that are between 30,000 and 50,000 square feet that are located within power retail centers near national retailers with high traffic and clear visibility. We expect to open our first store in 2019 and expand to 10 stores within the next 3-5 years. We are also an experienced Power Seller on both Amazon and eBay with approximately 15% of our gross sales coming from these online marketplaces.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, national retailer competition, or changes in local governmental policy. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from retail sales transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – DEBT

Since inception, the Company has a Promissory Note to Royal Union Nevada LLC in the amount of $35,000. The note bears interest of 10%, accrued monthly in arrears, with the balance due at maturity on June 30, 2019. The proceeds were used to pay for all of the costs associated with the Crowdfunding campaign, rent, and other working capital related expenses.

Since inception, the Company has a Promissory Note to Rich Marino in the amount of $18,956.13. The note bears interest of 6%, accrued annually in arrears, with the balance due at maturity on December 31, 2020. The proceeds have been used for working capital related expenses.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 50,000,000 shares of our common stock with par value of $0.001. The company has issued 500,000 shares of this common stock as of the date of these financial statements.

NOTE 6 – RELATED PARTY TRANSACTIONS

Since inception, the Company has a Promissory Note to Rich Marino in the amount of $18,956.13. The note bears interest of 6%, accrued annually in arrears, with the balance due at maturity on December 31, 2020. The proceeds have been used for working capital related expenses.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 and there have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Discover Investments Raise Capital Sign In

Open Box Buy is a Title III - Regulation Crowdfunding Campaign and is actively accepting investments.



OPEN BOX BUY
GRAND OPENING

4
Days Left

37
Investors

$55,950.00
Raised of $10K - $107K goal

OPEN BOX BUY

Open Box Buy

Discount Retail Store

Small OPO Henderson, NV
Retail
Accepting International Investment

Invest Now

$250.00 minimum investment

Overview Team Terms Updates Comments Share

Where You Save Money

Invest in Open Box Buy



OPEN BOX BUY
Where Every Day It's Black Friday!



We are excited to introduce OPEN BOX BUY (OBB), which is to our knowledge, the first ever deep-discount retail store that specializes in big-name brand and open box consumer electronics, as well as large and small appliances, video games; housewares; toys; sporting goods; tools; BBQ; outdoor, patio, and small furnishings. If you are looking for hard goods and consumer durables for your office or home, at a price that cannot beat, then Open Box Buy is the solution!

While major department stores such as Sear's, JC Penny's, Macy's, etc. have seen their sales drop in recent years and continue to find themselves in major financial problems, discount retailers have been rising and growing. Companies such as Ross, TJ Maxx, Ollies, and Dollar Stores have continued to add locations and increase sales on an annual basis even through the years of the recent "Great Recession". The data supporting these claims is easily found by reviewing each of these company's annual

found by reviewing each of these company's annual financial reports as they are all fully reporting public entities.

The images above are from the previous operations of Open Box Buy under different entities which no longer exist. The Company does not currently have a store.

We believe Open Box Buy fits nicely in the secondary marketplace explosion of deep-discounted retail stores with our specialized mix of products. Based in Las Vegas, our business model is almost exactly like TJ Maxx, Marshalls, Ross, and Burlington Coat Factory, except we have a unique product mix of consumer electronics, appliances, housewares, and other home hard goods.

- Think TJ MAXX for electronics and hard goods
- Think Walmart without the food, pharmacy and clothing
- Think Big Lots and the 99¢ Store for bigger purchases of brand name electronics, computers, furniture, and other hard goods

Our Background

A Note to Investors about past accomplishments under the name Open Box Buy.

The brand name and DBA of Open Box Buy started as simply a home based business to personally sell closeout items on eBay back in April of 2008, under a different company. By May of 2010 Open Box Buy Inc. (a different entity) was formed to operate as the DBA Open Box Buy and it opened a 5,000 sq ft warehouse location with the main goal to simply expand upon the success of the online business with 95% of sales to be on eBay and Amazon. In December of 2012 Open Box Buy Inc. was abandoned in order to open the first 35,000 square foot retail store in the Open Box Buy DBA under the partnership of Big Deer Holdings LLC. Big Deer Holdings LLC operated this location until November 2014 when it moved operations into a new 31,000 square foot location on the other side of the Las Vegas Valley. Big Deer Holdings LLC only moved out of the first location because the landlord of the previous location was foreclosed upon and the bank forced the company as well as Office Max out in order to place the multi Billion dollar Company Hobby Lobby as a national credit tenant into the space. Big Deer Holdings LLC operated the store in this location until October 2016 when the store was closed and the partnership was eventually abandoned. Currently there is not an operating Open Box Buy store location and we have established a brand new company under the name of the Open Box Buy Corporation in August of 2018 in order to open a new location in a retail power center with tremendous traffic and high visibility. Open Box Buy Corporation expects to open its' first large Open Box Buy retail location within the next 6 months with plans to expand to 6 stores regionally within 3 years and eventually to hundreds of stores nationwide.

The Offering

INVESTMENT OPPORTUNITY

Convertible Promissory Notes

Note converts to Common Stock when the company raises $3,000,000 in a qualified equity financing

Perks

Invest from Day 1-7 and get a 20% Bonus of shares on conversion

Invest from Day 8-14 and get a 15% Bonus of shares on conversion

Invest from Day 15-21 and get a 10% Bonus of shares on conversion

Invest from Day 22-28 and get a 5% Bonus of shares on conversion

Maturity Date: December 31st, 2020

Valuation Cap: $15,000,000

Discount Rate: 20%

Annual Interest Rate: 10%*

Annual Interest Rate subject to adjustment 10% bonus for StartEngine shareholders. See 10% Bonus below

What is a Convertible Note?

A convertible note offers you the right to receive shares of Common Stock in the Company. The number of shares you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000 in qualified equity financing. The highest conversion price per security is set based on a $15,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing. You also receive 10% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive shares of Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding shares of the Company as of immediately prior (on a fully diluted basis).

*For details on the bonus, please see the **Offering Summary** below.*

Why Invest in a Discount Retail Store ?

It's simple- We believe all the facts suggest that the discount retail secondary market is exploding.

- TJX Companies ($27.40 Billion US Sales) and Dollar General ($23.47 Billion US Sales) rank among the top-20 largest U.S. retailers in sales volume according to Business Insider.
- Nordstrom Rack stores (244 stores) outnumber the amount of Nordstrom locations (122 stores) according to Nordstom website "About Us".
- Amazon's market cap reached $1 Trillion in September 2018 making it the second most valuable company in the world behind Apple according to their publicly available financial reports.
- Walmart's corporate mission statement is "to save people money so they can live better".

"Retailers Opening Over 4,000 Stores in 2017, Debunking the Retail Apocalypse Research report from IHL Group shows 2.7 retailers are opening stores for every retailer closing stores."

So, what's behind this tremendous growth?

- **Saving Money is the Key Driving Factor:** The top two reasons people shop at Amazon are low prices and free shipping according to a report published by Epsilon in February 2018. In their survey of approximately 4,000 active Amazon customers, they cited price (64%) and free shipping (60%) as the major factors for making their purchases with Amazon, both of which are money saving motivated.

- **We Believe Consumer behavior is shifting:** Getting a deal on eBay, shopping at Ross or Goodwill, or even hitting up a consignment shop to find a secondhand treasure is now brag worthy as seen in the hit song "Thrift Shop" by Maklemore which spent 6 weeks at #1 on Billboard's Hot 100.
- **Social responsibility:** Sending items to landfills is now socially unacceptable in the eyes of consumers and investors.
- **Better recovery (minimize more loss):** One of the biggest drivers of secondary market growth is the ability to offset loss from returned and unsold goods. Depending on what channel a retailer chooses, there is great opportunity to achieve high pricing. We believe even liquidation – if managed correctly – is becoming a viable option.

Open Box Buy: Being Green



We believe we are an environmentally friendly company because every aspect of how we do business is some form of recycling or repurposing. Not only will we purchase and resell products in a secondary market of closeouts, reconditioned, and refurbished goods, but we also purchase, completely recondition, and reuse all of our shelving and displays which we have acquired from previously closed down retailers. For our Point of Sale, inventory control, and online marketing system we will only use refurbished Apple computers and tablets in our office, warehouse, and retail store. We believe that even our real estate acquisition can be considered environmentally conscious because we purposely look to acquire property from closed down retailers in high traffic areas that we can lease or purchase, renovate, and operate in order to revitalize commerce in the surrounding community. Our main mission is to save the world from the massive amount of products ending up in landfills. We are focused on salvaging these valuable items with professional work and care, then reselling them to consumers at a deep discount off of retail prices. Everything we will sell has carefully been quality control checked to be sold as a remanufactured item.

"Thirty-some years ago, unwanted or unsold products often ended their all-too- brief lives by being dumped in landfills. Today they are the basis of what professor of supply chain management Dale Rogers calls a growing slice of the U.S. Gross Domestic Product: secondary markets."

Our Mission

Open Box Buy Corporation (OBB) is focused on developing a number of deep discount retail stores dedicated to selling brand name open box and refurbished electronics, TVs, Computer/Laptops, small kitchen appliances, toys, mattresses, as well as indoor and outdoor furniture.



Rich Marino is Open Box Buy's founder and CEO. Rich has over 20 years of business experience and has successfully led two businesses from start-up to to an eventual sale of the company with one being in the form of a public exit. He started operating under the name OBB in 2008 from his garage by personally selling open box and refurbished items on eBay and Amazon with great success. Becoming a PowerSeller in no time, **he expanded to a 5,000 square foot warehouse in 2010 which was owned by Open Box Buy Inc. (a separate company).** In December of 2012 Open Box Buy Inc. was abandoned in order to grow and open the first 35,000 square foot retail store in the Open Box Buy DBA (under the partnership of Big Deer Holdings LLC). In August 2018, he formed the Open Box Buy Corporation with the goal of becoming a national chain of discount retail stores and is now offering an opportunity for a few investors to help fund the opening of Open Box Buy Corporation's first Las Vegas store.

"We aim to be a highly profitable company in a highly profitable industry. We know the success of a discount retail business all depends on product procurement and how well we purchase our inventory. By focusing on opportunistic buys, we know our customers will always find the best price possible when shopping with us…we also aim to stay true to our mission of being a totally sustainable and 'green' business."

Rich Marino
CEO

Your Investment

PRO-FORMA REVENUES & EXPENSES (IN $1,000)

	2019	2020	2021
Revenues	$5,348	$14,935	$24,216
COGS	$2,753	$6,745	$10,897
G&A Exp.	$2,373	$6,104	$9,705
EBITDA	$222	$2,086	$3,614
Stores	2	4	6

This initial offering will pay for the opening of the first store and the marketing needed to introduce it to the public. Investors will receive convertible notes which earn an annual interest rate of 10%. The highest conversion price per security is set based on a $15,000,000 Valuation Cap or if less, then you will receive a 20% discount on the price the new investors are purchasing.

Beyond retail sales at the physical store locations, OBB plans to have an online sales model via EBay, Amazon, and other large ecommerce marketplace selling engines edging out the competition by offering the lowest price available. In addition, we will have distinct lines of revenue via consumer financing, extended warranties, a trade-in to upgrade program, and 3rd party refurbishing services.

This round of funding will help to open the first store for the Open Box Buy Corporation and provide seed money for the

This round of funding will help to open the first store for the Open Box Buy Corporation and provide seed money for the legal, accounting, and other expenses attributed to the next rounds of funding. The Company plans to open

Our Business Plan

- Big Box Retail Storefront - 30,000 up to 50,000 Square Feet of Retail Showroom
- FIRST STORE IN LAS VEGAS AREA
- Anchor or Co-Anchor Tenancy
- Located in a Retail Power Center near other National Retailers with High Traffic and Visibility
- Warehouse Style Retail Floor Space



The Key is Deep Discounts: Everyday discounts start at 20% and can reach 80% or 90% off normal retail prices with storewide discounts averaging 50% to 60%.

The Products We Carry



Products are popular name brand hard goods:

- Consumer Electronics such as HDTV's, Computers, Tablets, Home Audio, Cellular Phones and Accessories
- Small Kitchen Appliances and Housewares
- Furniture and Mattresses
- Outdoor Living
- Toys, Bikes, and Video Games
- Sporting Goods and Exercise Equipment
- Seasonal and Holiday Items

Value Proposition to Customers



- OBB Will Sell Brand Name, New or Refurbished as New Products
- Customers receive high quality products at a deep discount which translates to more money in their pocket
- Customers can identify desired goods in store, purchase, take home, and use same day without waiting for shipping
- OBB will offer a 30 day money back guarantee return policy and most manufacturers provide full warranty for peace of mind with extended warranties available for purchase at discounted rates as well
- OBB will offer financing to Customers through Crest Financial with plans to bring the financing in-house in order to streamline the customer service experience as well as create an additional income stream for the company

The images above are from the previous operations of Open Box Buy under different entities which no longer exist. The Company does not currently have a store.

The Marketplace

- TJ Maxx, Marshalls, and Home Goods (one company TJX) – Beginning in 2007, grew from $18.6 Billion in Sales with approximately 2,500 stores to $35.86 Billion in Sales from approximately 3,800 stores in 2017 according to their publicly available annual reports

- Ollie's Bargain Outlet is an East US Coast deep discount store which has recently gone public on NASDAQ in July 2015. They rocketed from $540 Million in sales in 2013 to $1.077 Billion in 2017. They have approximately 303 stores in 23 states of the US and a market cap currently of $5.7 Billion as of December 3, 2018 as found on their publicly available financial reports as well as stock price history on the NASDAQ stock exchange.

- Dollar General Opened over 1,200 new stores in 2017 according to The Statistics Portal Statistics



- Dollar General Company Officials announced in a 2017 earnings report that their Company had plans to create 900 new stores, remodel 1,000 stores, and relocate 100 stores in 2018

- Dollar Tree opened 620 new stores in 2017 as reported by Bob Sasser, Executive Chairman and Former CEO of Dollar Tree

- Walmart is the largest retailer in the world with gross annual sales of over $500 Billion according to their public financial reports and a widely known Company slogan to "Save Money. Live Better."

- The retail consulting firm IHL Consulting Group compiled a list of 22 retailers bucking the retail apocalypse by growing their store counts. The list, which includes plans for nearly 3,000 new stores in 2017, is dominated by discount retail stores and grocery chains, including Dollar Tree, TJ Maxx, Ross Stores, Hobby Lobby, Lidl, Aldi, and Costco.

- Research report from IHL Group shows discount retailers are opening 2.7 new stores for every retail store closing which is debunking the idea of a full retail apocalypse.

"Is T.J. Maxx the best retail store in the land? | Fortune"

Its annual sales—now $27.4 billion, or more than those of Estée Lauder, Hilton Worldwide, and Hershey combined—have risen 50% over the past six years. Its profits have almost tripled, to $2.1 billion. Its shareholders have been the beneficiaries of 18 consecutive years of earnings-per-share growth.

Why You Should Invest in Open Box Buy

Open Box Buy is positioned to quickly expand as a customer-driven, major brand in the Discount Retail Industry. Starting in Las Vegas, OBB is planning to open numerous stores in the future and make a name for itself as a place where People Save Money. Consumers expect the lowest prices for their electronics and housewares and that is exactly what we provide. Plus, with discount retail stores



is exactly what we provide. Plus, with discount retail stores exceeding analysts expectations with exploding growth, we believe that this campaign is an opportunity to invest in a business that has the ability to become a leader in the growing discount retail marketplace.

Open Box Buy is positioned to quickly expand as a customer-driven, major brand in the Discount Retail Industry. Starting in Las Vegas, OBB is planning to open numerous stores in the future and make a name for itself as a place where People Save Money. Consumers expect the lowest prices for their electronics and housewares and that is exactly what we provide. Plus, with discount retail stores exceeding analysts expectations with exploding growth, we believe that this campaign is an opportunity to invest in a business that has the ability to become a leader in the growing discount retail marketplace.

Your investment into Open Box Buy Corporation is being used to open the company's first large retail store in the Las Vegas Valley within the second quarter of 2019. The Company expects to open 3 to 4 stores within the Las Vegas and Henderson, Nevada area by the year 2020. Then broadening our reach at first regionally throughout the Southwest to areas such as Phoenix and Scottsdale, AZ for a projected total of 6 stores by the end of 2021. As the company keeps gaining momentum, we anticipate continual growth by adding more stores to each major metropolitan area eventually expanding our footprint across the country.

Our goal as a company is to be analog to companies which we consider to be leaders in discount retail in their respective fields such as TJ Maxx, however with our proprietary refurbishment process and specific product lines. In time, we plan to have hundreds of locations across the country.



It All Began out of a Garage and on eBay

Rich and his Wife begin the business by personally selling closeouts and open box items on eBay out of their home garage.

Opened Our First 35,000 Square Foot Retail Store

Big Deer Holdings LLC (different entity which no longer exists) opened OBB's first 35,000 sq ft retail store.

OPEN BOX BUY

Open Box Buy Corporation Formed

Open Box Buy Corporation was formed to become a nationally recognized discount retailer.



OBB Corp to Open First Distribution Center

Anticipated to Open 1st refurbishment center and distribution warehouse centrally located in the Las Vegas area. (Anticipated)

April 2008		December 2012		August 2018		May 2019
	April 2010		February 2013		April 2019		October 2020





Expanded to...



Business is...



OBB Corp to...



Expanded to 5,000 Sq Ft Warehouse

Opened a 5,000 sq ft warehouse to expand sales through eBay and Amazon online marketplaces under the company Open Box Buy Inc. (closed Sept 2012 in order to expand concept to First Large Retail Store)

Business is Booming

During the second full month of sales the Big Deer Holdings LLC store was already profitable.

OBB Corp to Open First Large Store in Henderson

Open Box Buy Corporation anticipates to open first store in a new retail power center location with high traffic and visibility. (Anticipated)

OBB Corp to Open 1st Large Store In AZ

Anticipated to open 1st retail store in the Phoenix/Scottsdale area and 4th store for the company. (Anticipated)

Meet Our Team



Rich Marino

CEO, Founder and Director

Rich Marino is Open Box Buy's founder and CEO. Rich has over 20 years of business experience and has successfully led two businesses from start-up to an eventual sale of the companies with one being in the form of a public exit. He started OBB in 2008 from his garage selling open box and refurbished items on eBay and Amazon with great success. Becoming a PowerSeller in no time, he expanded to a 5,000 square foot warehouse in 2010, and eventually to his first 35,000 square foot retail location in 2012. He is now offering an opportunity for a few investors to help fund the opening of his new Las Vegas store.

Offering Summary

Company : Open Box Buy Corporation

Corporate Address : 2896 Carmelo Drive, Henderson, NV 89052

Offering Minimum : $10,000.00

Offering Maximum : $107,000.00

Minimum Investment Amount (per investor) : $250.00

Terms

Offering Type : Convertible Promissory Notes

Type of Equity Converted Into : Common Stock

Conversion Trigger : $3,000,000.00

Maturity Date : December 31, 2020

Valuation Cap : $15,000,000.00

Discount Rate : 20.0%

Annual Interest Rate : 10.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Stock in Open Box Buy Corporation. The amount of Common Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $3,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $15,000,000.00 Valuation Cap or if less, then you will receive a 20.0% discount on the price the new investors are paying. You also receive 10.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Stock equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

Perks

Invest from Day 1-7 and get a 20% Bonus of shares on conversion

Invest from Day 1-7 and get a 20% Bonus of shares on conversion

Invest from Day 8-14 and get a 15% Bonus of shares on conversion

Invest from Day 15-21 and get a 10% Bonus of shares on conversion

Invest from Day 22-28 and get a 5% Bonus of shares on conversion

Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% Bonus below

The 10% Bonus for StartEngine Shareholders

Open Box Buy Corporation will offer 10% additional bonus interest for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering if they invest within a 24-hour window of their campaign launch date. For example, if invest in the first 24 hours, your annual interest rate will be 11% instead of 10%.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

(SHOW MORE)

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

11 days ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Open Box Buy offering. Here's an excerpt describing the specifics of the change:

Extended length of campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

StartEngine Founders Summit

13 days ago

Hello To All Our Current and Potential Investors!

I'm writing to you all today from the beach in Santa Monica, CA where StartEngine had put on a terrific Founders Summit yesterday. It was a day full of helpful information not only from the amazing StartEngine Team of professionals and also from CEO's of some of the most successful companies to run $1 Million+ equity crowdfunding campaigns.

Attending this event has proven to be most invigorating as we certainly can see that our plans and current status clearly put us in a pathway to great success. Since equity crowdfunding is still in its' early growth state, the learning curve is rapidly accelerating forward. Now that there is plenty of experience by these successful founders as to what works and what does not work in the crowdfunding atmosphere, we can use this information to make much better informed decisions while moving our own offering and concept forward.

As a company, we have already set in motion a clear path for each stage of funding in order to best set up our company and our investors for anticipated success together. The Summit has actually opened my eyes to the possibility that we have a real opportunity to keep using crowdfunding as a vehicle to fund further rounds and stages of growth moving forward. Between larger Regulation CF and Regulation A+ offerings, it is quite possible for Open Box Buy to completely fund all rounds of capital raises through equity crowdfunding and our wonderful partnership with StartEngine and their team.

Thank you again to all who have already invested! I'm very much looking forward to sharing all of the successes with you as we grow Open Box Buy to a National Brand Discount Retailer together.

All my best,

Rich Marino

Notice of Funds Disbursement

24 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Open Box Buy has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Open Box Buy be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Almost To the Halfway Funding Point and Crowditz.com Top 1% Momentum Leaders This Week!!!

about 1 month ago

Good Afternoon Everyone!

I apologize for the delay in updates to the campaign.

I'm very excited to be posting today because we are now just shy of surpassing the Halfway point of our fundraising goal! Thank you so very much to everyone who has already chosen to jump on board.

I'm very proud to announce that this last week of fundraising success has bumped us up to the Top 1% of Crowditz.com list for Momentum Leaders this week. This site basically ranks all crowdfunding raises across all main crowdfunding sites such as StartEngine, WeFunder, SeedInvest, and more.

Crowditz Momentum Leaders

    

    

Crowditz Momentum
Percentile: Top 1%
$36,350 Raised
34% of $107,000 with 28 days remaining.

Crowditz Momentum
Percentile: Top 5%
$88,400 Raised
83% of $107,000 with 1 day remaining.

Crowditz Momentum
Percentile: Top 5%
$501,889 Raised
47% of $1,070,000 with 42 days remaining.

Crowditz Momentum
Percentile: Top 5%
$60,242 Raised
24% of $255,000 with 42 days remaining.

HOT
Crowditz Momentum

This week is also a big week here in Las Vegas, Nevada because the ASD convention is here for the week. ASD brings quite a lot of our suppliers and exciting new inventory opportunities for Open Box Buy. I always look forward to meeting with our business partners to discuss new inventory programs and strategize about the upcoming year, which I can definitely say will be one of our most exciting yet!

As we move forward with the opening of our new store, I look forward to making some big announcements about new lines of inventory which we haven't carried previously. We will also be able to offer even more substantial discounts to our customers while at the same time maintain and possibly even increase our gross margins based on even better volume purchasing discounts.

For anyone who has been sitting on the sidelines, watching and waiting to see how we do, hopefully you are gaining a bit more confidence that not only will we succeed in our first raise of capital through StartEngine, we are also moving forward with plans for the next round of growth capital even sooner than we had originally anticipated.

This is really turning out to be a big year for Open Box Buy and I'm so happy to be sharing it with everyone. Together we are truly making this into "The People's Company"!

Thank you again for all of your support,

Rich Marino
Founder and CEO
Open Box Buy

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Open Box Buy has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Open Box Buy be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Last Day for Bonus Stock Upon Conversion of Notes and Marketing Update!

2 months ago

Hello Everyone!

I just wanted to post a quick update that this is the last opportunity to receive the Stock Bonus which is added at the point of conversion of the notes.

Once this last Bonus offering has expired, we will be rolling out our social media and email marketing campaign for our StartEngine Crowdfunding offering. We are quite excited about our results so far as we haven't yet begun our marketing efforts to drive traffic to the offering page and up to this point all of our investments have come from organic page views.

We have been advised by StartEngine that the average crowdfunding campaign converts page views into clicks to invest at a rate of 1% and we are currently converting at a rate of 4% of our page views. We are very encouraged to know that we are converting page views at a rate that is 4 times the normal campaign and it is from this information that we can see our campaign is already being widely accepted. We anticipate that for us to hit our maximum funding goal, we simply need to drive enough quality traffic to our page through our marketing efforts which are about to go live.

Thank you again to all who have already participated and to the many of you watching our campaign, this is a great opportunity for you to receive the additional Bonus that is about to expire.

Rich Marino

Video of Open Box Buy's Presentation on StartEngine's January 2019 Demo Day

3 months ago

Hello Everyone!

As you all may know, we were invited to be a part of StartEngine's Demo Day this past Friday the 25th of January. We are very thankful that we were a part of the broadcast and given the opportunity to give a quick overview of Open Box Buy. The presentation itself was almost an hour and twenty minutes of streaming live online in which StartEngine had several companies showcase their business as well as their opportunity on the StartEngine crowdfunding platform.

In the case that you might have missed the live event, we have edited out a recorded portion of only our part of the presentation for you to view at your leisure.

Thanks Everyone!


OBB Jan 2019 StartEngine Demo Day
Watch later
Share
Open Box Buy
"Where Everyday it's Black Friday!"
StartEngine Presentation by Founder and CEO Rich Marino

Final Hours for 15% Bonus Shares Upon Conversion to Common Stock

3 months ago

Good Afternoon Everyone,

We had a great time presenting our opportunity on StartEngine's January Demo day last Friday morning. For those of you who wanted to see the presentation however couldn't make the time, we are making the final edits to a video of the presentation and will be adding it to our page for you to view shortly.

I also wanted to post a quick note to remind everyone who may still be thinking of making an investment yet hasn't done so already, the Bonus 15% Additional Shares upon conversion of the Convertible Notes into Common stock expires in less than 24 Hours.

Thanks again!

Rich Marino

Open Box Buy Invited to Present on StartEngine's January Demo Day! January 25, 2019 at 8:30AM PST

3 months ago

Hello StartEngine Investors!

As we had announced in our previous update, Open Box Buy was invited to be a part of StartEngine's January Demo Day. Well the day has come and tomorrow morning we will be presenting Open Box Buy during the virtual webinar presentation. If you are curious to know the latest about our business and what we plan to do next, then you can tune in January 25th at 8:30AM PST at this link https://blog.startengine.com/startengine-demoday-january-2019/

I look forward to seeing you at January's Online Demo Day!

Rich Marino

Less Than a Day Remaining to Receive 20% Bonus and January Live Demo Day!

Less Than a Day Remaining to Receive 20% Bonus and January Live Demo Day!

3 months ago

Hey Everyone!

Just a quick update and reminder that there is only 21 hours remaining to take advantage of the stock conversion bonus of an additional 20% when the notes convert to common stock.

I also would like to take a moment to let you know that we were chosen by StartEngine to participate in this Friday's January Demo Day! It will be this Friday, January 25, 2019. This is a virtual webinar taking place beginning at 8AM, however we do not know our actual time slot in which we will be presenting live. This is a great honor for us and we are looking forward to the opportunity to speak to you all live.

Many thanks again to all of our new investors!

Rich Marino

First 24 Hours Live on StartEngine!

3 months ago

We are so very excited to finally be live with the StartEngine community. It has actually been a bit of a challenging road getting here, however the first 24 hours has far exceeded our expectations on Day 1 of the raise and made the entire journey so very worthwhile.

This is just the first step to becoming what we like to call "The People's Company". So many great concepts and companies start off little and come up to immense success ending up being owned in the majority by Venture Capital Firms, Hedge Funds, and other large and already wealthy financial institutions. We hope to shake this dynamic up by being one of the first large and nationally known companies to be owned in the majority by our "people" who are the small investors, employees, and customers of our products and stores! The goal of being the for-profit "credit union" of discount retail stores owned by our "members" with locations throughout the country. We all win together by helping our customers save money on quality name brand products, providing necessary employment to underserved populations, and by stimulating the economy which in turn creates an investment opportunity where all of us "little guys" (myself included) get to share in the success of a company while it grows and thrives.

So thank you so very much to our first investors who have chosen to take the plunge and jump on board with our cool little company as it is with and because of you that we can create something great together!

Welcome to the OBB Family!

Rich Marino

Founder and CEO

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Charles Hall a month ago
Hello, Rich:

I must say that some of the previous comments and questions have put you through the wringer. I have appreciated reading your responses to them. You seem quite sincere. My question is much simpler. First, I have always been leery of open box and refurbished products. I wonder how many other people might share this reservation and how it may affect your sales. I kind of think of such products as items that someone else has already found defective and has been unsuccessful in obtaining any remedy. Will your products come with any kind of guarantee that might overcome the reluctance to buy of an individual like me? Thanks for your attention.

Charles

Rich Marino Open Box Buy - Issuer a month ago
Hey Charles,

Thanks for the kind words. I will say that I am exactly who I am coming off to be as you put it. I really believe in what I do as well as being a conduit for helping others. Not only do I see Open Box Buy as an opportunity to help others by providing great products at a deep discount which saves them money, I also see this crowdfunding opportunity to share the wealth with a bunch of "regular folk" just like me and not only for the more wealthy "accredited investors". Please don't take that the wrong way because I appreciate the accredited investors just as much as non-accredited, however with this fundraising vehicle I see that we can take basically everyone along with us while we build something amazing together.

I will acknowledge that at first, some of the comments really bothered me because I really do take my business personally and sometimes it is hard not to do so when I've poured so much of my time, money, and soul into this business. However I also realize that these are also just good people looking out for their own investments as well as looking to protect others from investing in a loser. I'm willing to bet that most who have been on the aggressive with me have been burned at some point in the past by an investment that didn't work out or by investing in a partner, CEO, or entrepreneur who was out for themselves and not for their investors.

I believe the success of a company is 50/50. Which is to say that 50% comes from the "widget", whether it is a car, a restaurant, or a technological gadget and the other 50% comes from it's people. So I put just as much weight in the success of a company in it's founder, employees, investors, and anyone else involved in delivering the "widget". I believe that the better I take care of my employees, partners, and investors, the better they will take care of our customers and the more success we will all have as a direct result.

And to answer your question directly, that is what makes us stand out as a retailer. We have always given a 30 day money back guarantee to all of our customers which gives them the piece of mind that their purchases are always safe with us. By doing this, it offers two big benefits to the company:

1. The first benefit is that the customer trusts us and is more comfortable with making their purchase as they feel protected.
2. The second is by providing this guarantee to the customer, we can actually receive a better price for the products because of the added value given by the guarantee. For example, if you were to buy a $100 item "as-is" with no guarantee or return policy, then as a customer you might only pay $30 for the item. Because I give the 30 day money back guarantee, I can easily get $50-$60 for the same item because if for some reason they don't like it, they can just bring it back.

And what does it really matter to me as a retailer of open box, closeout, or refurbished items if it is returned to our store? We simply have our inventory technicians process the inventory and put it right back out on the shelf as long as it is returned in the same as-new condition in which we sold it.

I can also share quite a bit of insight into the world of customer returns as I have learned quite a lot over the years from our retail suppliers. I have purchased many truckloads of customer returns which have included manifests with their internal notes as to why the items were returned and it is safe to say that about 90% of returns are from "changed mind", "no longer wanted", or "buyers remorse" listed as the reasons. These internal lists have come from Walmart, Macys, Kohls, Sams Club, Costco, Amazon, and almost every other national retailer from which we continually purchase products.

Just a quick google search produces many different articles all saying the same thing such as this article from 2015 titles top 10 reasons people return products. https://chargeback.com/top-10-reasons-for-a-product-return/ Just a spoiler alert, defective item isn't even on the list!

It is also important to note that most major manufacturers will still honor their warranty because they stand behind their products and their brand, not necessarily the stores in which they are sold. Some do not, however I have found that the majority of big companies do.

In the past, we have also offered extended warranties through big insurance companies such as Square Trade, however in recent years they stopped covering open box or refurbished products through retailers such as myself. Our future plans are to create a subsidiary company to OBB which will cover these extended warranties and for a very reasonable cost, we will offer them to our customer base for up to 2-3 years of additional warranty through our stores. Not only will this add further value to our customers, it will also be another source of revenues to the company. Because we already have a fully trained technical staff, we can also complete all of the warranty claims ourselves which will further keep our costs to a minimum.

So in a nutshell, we have got your covered!

Rich

Craig Vom Lehn a month ago
Upon conversion, do you intend to pay dividends on shares?

> **Rich Marino** Open Box Buy - Issuer a month ago
> Craig,
>
> Over the weekend I was thinking about your question a bit more and I thought it important to note that while we do have plans to issue dividends, we also plan on rolling profits forward into the opening of additional stores. This will be especially important during our first few years of anticipated growth, however we will set a balance between the necessary expansion costs and rewarding our investor base for the support as we move forward.

> **Rich Marino** Open Box Buy - Issuer a month ago
> Great question Craig, and the answer is yes. Like we have mentioned, I would like to make this the "people's company" where the investors, employees, and even customers become the owners in which we all share in the success as we grow this business together. So I absolutely look forward to sharing in dividends as well as stock value and if all goes to plan, a public exit for the shareholders.
>
> Thanks so much for your interest.
>
> Rich

Jason Wade a month ago
Rich, it's interesting how many "smart" people conflate the valuation cap on a convertible note offering with a company's valuation.

While almost all of my concerns have been addressed in your followup answers or the Demo Day video, I do have some remaining questions:

1. For such a small offering that really needs to hit the $107K maximum, why was $250 choosen as the minimum instead of a less off-putting $100 that could bring in more investors? It's not like $107K / $250 puts you under the 300 investor threshold. Would you consider asking StartEngine to lower it?

2. What was the company name and ticker of your second company exit that listed on the OTCBB?

3. What are (or were) your eBay and Amazon seller IDs so we can verify your online sales history and rating?

> **Rich Marino** Open Box Buy - Issuer a month ago
> Good Evening Jason,
>
> I apologize for such a late response as I typically like to respond more expediently. The ASD Convention is here in Las Vegas through this Wednesday. It is one of my biggest conventions for procuring product and meeting with suppliers so this is a ve
>
> I will gladly respond to each question as follows:
>
> 1. I chose to go with the minimum of $250 due to the costs and paperwork incurred for each individual investor. Not only mu commission fees, we must also cover additional holds on funds for possible "chargebacks", costs for escrow fees, an annual yearly per investor, plus any additional costs for notices, mailings, etc for each investor. So it was basically a decision based minimum investment versus all of theses costs per investor. Unfortunately even if I were to make a change like you are sugg StartEngine would charge me $1,000 to do so.
>
> 2. The company to which you are referring that I built from startup, to going public on the OTC, and an eventual sale of the c and the ticker symbol was EVGI. Also, if you search for Envigra online, you will most likely find "male enhancement" creams w were a trademark infringement. However all of that happened after I had successfully sold and exited the company so I was
>
> 3. My eBay seller ID is openboxbuy and can be found here: https://www.ebay.com/usr/openboxbuy

My Amazon store is also Open Box Buy and can be found here: https://www.amazon.com/sp?
_encoding=UTF8&asin=B018H9KIM0&IsAmazonFulfilled=0&isCBA=&marketplaceID=ATVPDKIKX0DER&orderID=&seller=A2Y1W

Hopefully those links work. We have temporarily disabled our "monthly fee" stores at this time for both marketplaces so we c
and Amazon Storefronts to show. You should be able to see our ratings and feedback which are both 100% positive, however
of an idea of the actual sales volume.

Hopefully I answered everything to your satisfaction and I thank you for your continued interest in our offering.

Best Regards,

Rich

Jerry Dingleberry 2 months ago
Was looking at this and did a google search and found this article. http://mvpstockpicks.com/open-box-buy-
equity-crowd-funding-review-beware/

I am going to further research the talking points and decide to either invest or not invest

---

Dominick Cedarlund 3 months ago
Hi Rich,

Just wanted to say I was impressed with your presentation on Demo Day. Is there anything proprietary about
your business that would prevent competition from knocking you off if you were to start to get very successful?

Also - could you describe to me some ways in which you're "all in" with this business? I like to invest in people
who have a lot at stake themselves and who care about what they're doing. That way I know when the going
gets tough they won't bow out.

Thanks so much.

Nick

> **Rich Marino** **Open Box Buy - Issuer** 3 months ago
> Hey Nick,
>
> First of all thank you so very much for the compliment. I really love and am passionate about what I do.
>
> The first answer is yes, and it is because we actually have two businesses in one. The first being the retail
> and the second being a very proprietary inventory processing and refurbishment process. We process
> and refurbish everything from a laptop with a cracked screen to a bike with a bent rim. I haven't really
> broached the subject however once we have 2-3 stores open, we will also have a large centralized
> processing, remanufacturing, and distribution center which will process all of our inventory before being
> distributed out to all of our stores. And this is only the first thing to set us apart.
>
> Unfortunately I could go on and on as to why however I will quickly just note that we also "lock down"
> certain inventory "programs" with supply chains, meaning that we go into contract with the suppliers to
> take-all of a certain product category from a retailer. This is one big reason we need to grow stores
> quickly because it allows us more stores to distribute larger amounts of inventory and which in turn
> allows us to lock down even larger deals with the nations largest retailers. Once we create these
> contracts, we basically take all of the inventory which corners the market in that particular category from
> that retailer.
>
> The next reason comes in sheer volume purchases. This product we purchase is really just a "headache"
> to big retailers like Amazon and Walmart which is why the easier we make the process on them the
> better our prices become and the harder it is for anyone else to compete at our price points.
>
> Lastly, our experience over the years in turning product gives us a huge advantage as we know what
> works and what doesn't work from experience of buying and selling millions of dollars worth of inventory.
> I've seen so very many people come in because of the shiny allure of big margins and end up going out
> of business within months because they are stuck with a bunch of stale inventory that customers just
> don't desire to buy. They all start out great and then as the exciting merchandise sells, they are left with

don't desire to buy. They all start out great and then as the exciting merchandise sells, they are left with the less desirable product. This causes their sales to dwindle and customers stop coming until they simply go under. Our experience has taught that it's not as important to sell the big sexy products like the 75 inch Samsung HDTV or iPad because that will sell on its own with almost no effort. They key and skill comes in selling the other 70% of the inventory like the Mr. Coffee maker. The Kuerig will sell just like the Samsung however our proprietary skill is in turning the other two-thirds that just isn't as sexy and that is what almost always puts the competition out of business.

And your last question, the answer borderlines positive or just embarrassing. I believe when you look in the Dictionary under "all-in", my ridiculous photo is probably right under the definition. As you can see in the financials, I personally contributed all the assets into the this corporation and over the years I would estimate my actual cash outlay at about $300K at least in cash and personal debt. I don't even count the "sweat equity" into any figures as I've really no idea what that number might even be at this point. To give an embarrassing example of cash into the company, neither my wife or myself have wedding bands anymore because we pawned they off in the past to help pay rent or payroll and I haven't yet replaced them because my sickness is always invest in the asset which is Open Box Buy. Eventually that asset will pay off in dividends and I will buy her a better ring, as she definitely deserves it being with me. Unfortunately I'm the perpetual entrepreneur and I feel the only way for Open Box to fail is if I quit and I simply refuse to ever quit. In fact this StartEngine campaign has boasted my energy to levels I've not been in a while and I just know in every piece of my being we are on the right pathway to a huge success and frankly I want to do it with people like you and I'm thankful for StartEngine for giving me the opportunity to do just that.

I fully anticipate that OBB will become the Billion Dollar National Brand retailer that I can clearly see, beginning with myself, the investors, the employees, and our amazing customers. It will be directly from our group effort that we will see it through.

Thanks again so very much and I hope you choose to become part of this crazy little OBB Family!

Rich Marino

Scott Tobia 3 months ago
So just to confirm you bought your shares for $500, in your sec filings attached to this offering claim no sales, 2k in cash and 50k in inventory and that has now blown up into 453k in inventory and a valuation of 15 million? Those filings were filed on December 7th by the way. So which one is false the one you have posted here or the one in the sec filing? oh yeah which is true millions in sales you alude to here or the ZERO in sales in your SEC filings?

Rich Marino **Open Box Buy - Issuer** 3 months ago
Sorry for the typo, I meant to say 463 Million shares.

Rich Marino **Open Box Buy - Issuer** 3 months ago
Morning Scott,

It still seems to me that your main concerns are again due some misunderstandings that I can hopefully clear up for you.

The financial statements included in the filings are actually as of August 21, 2018 which is the inception date of Open Box Buy Corporation and were prepared exactly as required by the SEC for this type of offering. You will see on the balance sheet that I contributed $463,500 of assets into the company only issuing myself 500,000 shares at startup as you pointed out. This was done at par value of $0.001 with the remainder in additional paid in capital because I didn't want to issue myself 163 Million shares of founders stock.

There is only $50,000 in inventory and $413,500 in all of the other store assets as are shown in the provided financial statements.

The documents were signed off on December 7, 2018 to be submitted for this offering. We contributed the financials exactly as we were advised to be in legal compliance with the offering.

It seems that it is still not clear to you that this is an offer for convertible notes which will eventually convert into shares of common stock. So it is a loan to the company and there is still no valuation set at this time. The $15 Million you keep referring to is not a current value of the company. Instead it is a valuation cap stating that at the point of conversion of the notes the company cannot be worth more than that value which protects the StartEngine investor.

This is a startup corporation which was formed to open and operate all Open Box Buy branded discount retail stores. While it is true that the Open Box Buy brand and concept has enjoyed millions in revenues over the years in other partnerships, those companies which operated the previous Open Box Buy stores are not a part of this startup corporation. This offering is for the Open Box Buy Corporation that was formed strictly with the intent to open and operate all new Open Box Buy stores under one corporate umbrella going forward. Previously we thought the best approach for growth was to offer partnerships in each store much like a "franchise" with a different LLC owning each location. However it is from this previous experience that I had discovered it is much better to have one company owning all branded stores under one corporate umbrella. We anticipate opening many locations throughout the US in the future gaining enough value to eventually take this company public on a national stock exchange offering a clear exit strategy for our investor base. It is for this reason that I abandoned the idea of having a separate LLC partnership "franchise" for each store location in order to create one C-Corp parent company which has the ability to go eventually public on a national stock exchange whereas an LLC cannot do so.

Hopefully I have adequately cleared up any further misunderstandings for you.

Dave Denkhaus **Open Box Buy - Potential Investor** 3 months ago

I don't have a problem with the concept. I buy as many 'open boxed' items as possible on Amazon, Microcenter and have bought many refurbished electronics over the years. I no longer buy them on eBay, since I kept receiving severely damaged flat screens and its not worth my time.

I would just like to know what the time/space and gross/net were from being in a garage, warehouse and retail margins because of the dramatic change in overhead. I would be curious as to the margins vs percentage of sales in retail vs online with the added shipping costs. High-density lower-income metropolises love these types of stores, as I witnessed in the dallas/fort worth area (I'm in Michigan).

Is any of that previous financial information available to you? I just want to understand the business better.

Your response to Scott Tobia regarding the location and lease agreement shows me that you do have experience in this area or someone who has experienced themselves at this time (great!). As a commercial real estate investor, I find that 99% of people have no idea what they are doing when it comes to commercial, including most real estate agents. It is honestly one of the best responses regarding real estate I have seen among all of the offerings.

Rich Marino **Open Box Buy - Issuer** 3 months ago

Hello Again David,

First of all, thank you very much for your kind words of support in regards to both the concept and the real estate matter. It does mean a great deal to me because I can tell you that the day we chose to reorganize Big Deer I felt like I was dying and when I finally moved out of the bad location again I felt like a massive looser however it was the best business decision at the time. In that location we had the same inventory and concept yet we were doing 1/3 of the sales with more than twice the effort, so it was very clear that the location was toxic compared to the retail power center we were in beforehand.

In regards to your questions on financials of previous companies, I must be very careful in how I respond as this is a Regulation Crowdfunding raise for the Open Box Buy Corporation which we are only bringing the concept and brand forward, and in doing so I must respond in compliance with the rules and regulations. From your business experience, I'm sure you understand. That being said, I do believe that I can adequately answer your questions.

I've approached my business from the start much in the same way I think about real estate that all the money is made in the purchase of the inventory, not the sale. The marketplace itself is going to dictate the price they will pay for an item, Open Box, Refurbished, Closeout, or new, so I place all of my energy on the side of buying. I specifically look for items of a certain demand and then price out what I believe the marketplace will pay for the inventory. It is very easy with the ease of access of this information on Amazon and eBay especially to gauge what the consumer is willing to pay or is paying for an item. Once I have an understanding of the value of a truckload of inventory, I make sure I purchase the inventory with enough room after shipping to always have at least a 50% gross margin. That has been my rule of thumb since I started it in my garage.

What has changed since it began in 2008, is the amount of people attempting to do the same business online via eBay which dramatically drove down the prices online. The second big change came in the form of gas prices, which affects everything from delivering the truckload to me to delivering the package form of gas prices, which affects everything from delivering the truckload to me to delivering the package to the customer.

You actually hit the nail direct on the head as to why it is easier and better to sell in retail than online when you stated you stopped buying TV's on eBay because of the quality issue. We found that no matter how many pictures we took and detailed every little possible defect to an item, we would have many returns because the customer didn't like it once they had seen it in person. The shipping to and back to the customer really eats into the overall gross margins of the company which is why we found it so very much better to have a retail location.

Since the beginning, our overall gross margins have been approximately 55% because of how well we purchase inventory. The more we have grown, the better the prices have become because of the economies of scale.

So even though we have found that it is much better to have large retail stores, not only because the consumer wants it, it actually is better for us financially. The prices of the products keep coming down and a great majority of what we sell are larger items. For example, a 42" HDTV can be purchased for $300 or less now, however the shipping is still the same and actually has gone up over the years. So it is practically impossible to be competitive online selling refurbished TV's online because there are just no margins at all. However in our retail stores, we continually sell refurbished TV's at a tremendous discount off of retail prices and far lower than any internet retailer could ever sell price wise.

So as we have scaled, even though our costs for rent in such a large retail space may have gone up, they still are much better than dealing with fuel, shipping costs, and especially returns. The other piece is that our labor has gone down because it costs quite a bit of time and labor to list each and every item on eBay or Amazon, taking pictures, making descriptions, boxing, shipping, and receiving.

However we still have about 15% of our gross income coming from online marketplaces such as eBay and Amazon. It is just specific products which we list and sell online versus in store. For example, in a Macy's truckload we will get bargain knife sets along with $1,200 Wusthof knife set. So even if we put it in our store at half off of retail, it still is a $600 knife set and the likelihood that customer will come into our store is quite low. However we can easily put it up on Amazon for maybe $900 and sell it within a week because it is such a great deal for a customer who is looking to purchase that specific set saving them $300.

So we have learned that even though rent and utilities for such a large retail space might be higher than in a warehouse doing online sales, we can actually make more money with less hassle. The bigger piece is that it is actually what the consumer desires. They enjoy the ability to come through our stores on a regular basis looking for that exception buy and it is a bit of a "treasure hunt" to them which adds value to their experience.

It is important though for me to differentiate our business to others you may have seen because we are quite unique in the industry. We actually have two separate pieces to our business model, the first being the retail sales and the second and more important is the refurbishment facility. We are really two businesses combined into one as we check and refurbish absolutely every item that comes through our doors and only purchase or sell the highest quality products. All products that are defective and less than our standards are palletized and sold off to swap meet and garage sale buyers, so only what we deem the best quality products make it to our shelves.

The next big differentiation is that we offer a 30 day money back guarantee on all purchases (with the exception maybe of our clearance center products). Most every other liquidation offers their products as-is with no warranty or guarantee. By offering the 30 day guarantee we enjoy two very important benefits as a company. The first is that the consumer has confidence in their purchase as they are now protected from any issues with their items. This protection to the consumer consequently affords us to charge a higher price for the item because there is no risk to the customer. This is probably the biggest differentiation between us and any other retailer you may have seen because we back all of our sales to our customers.

We believe that we are on the right track because I have compared my financials and margins to the companies which I most admire and compare our concept to such as TJ Maxx, by looking at their publicly available statements. According to their financial statements, big retailers such as TJ Maxx work on average at about a 40% gross margin, while we work at a 55% gross margin. However, our cost for processing, reconditioning, or refurbishing our products comes in at about 15% which I then apply to our Cost of Goods Sold, leaving us right in line with the biggest and most successful discount retailers in the world at 40% gross margin for operating our retail sales. Which it is our goal to be analog to these big retailers, however with our specific mix of hard goods and refurbished electronics product lines.

Thanks again for the great questions and I hope that I gave you some better insight to our business. I really love what we do and I'm excited to share it with you!

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<u>Platform Compensation</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

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(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at August 21, 2018 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i) To the Company;

> (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

> (iii) As part of an offering registered under the Securities Act with the SEC; or

> (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

> (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net

worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Revisions to Manner of Holding.</u>

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. <u>Indemnity</u>.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. <u>Governing Law; Jurisdiction</u>. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND

WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. <u>Notices</u>.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: %%ADDRESS_OF_ISSUER%%

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. <u>Miscellaneous</u>.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this

Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible   %%VESTING_AMOUNT%%
Notes the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned
by, and should be recorded on the Company's books as
held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

*   *   *   *   *

This Subscription is   %%NAME_OF_ISSUER%%
accepted   By:
on %%TODAY%%.   %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2019 - CF

$%%VESTING_AMOUNT%% %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on December 31, 2020 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its stock to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its stock resulting in gross proceeds to the Company of at least $3,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into

which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

> a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

> b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

> c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

> d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

> e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

> f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

> g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee.

Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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